SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2014

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 520-350, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On December 9, 2014, Korea Power Corporation (“KEPCO”) sold a 4.4% equity interest in, or 19,204,688 common shares of, LG Uplus Co., Ltd. (“LG Uplus”) at a price of Won 11,000 per share.

Following such sale, KEPCO does not hold any equity interest in LG Uplus.

In addition, on December 10, 2014, KEPCO sold a 2.0% equity interest in, or 900,000 common shares of, KEPCO Plant Service & Engineering Co., Ltd. (“KEPCO KPS”) at a price of Won 81,700 per share. Following such sale, KEPCO holds a 54.0% equity interest in, or 24,302,000 common shares of, KEPCO KPS.

Such sales were pursuant to the Korean government’s plans to reduce debt levels and improve management efficiency of public enterprises.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ko, Weon-Gun
Name:	Ko, Weon-Gun
Title:	Vice President

Date: December 16, 2014